DORMAN®

NEW SINCE 1918

2006 DORMAN PRODUCTS, INC. ANNUAL REPORT

CONTENTS

MARKET POSITION

DORMAN® NEW SINCE 1918

We are a leading supplier of original equipment dealer "exclusive" automotive replacement parts, brake parts, and fasteners to the Automotive Aftermarket and a supplier of household hardware and organizational products to mass merchandisers. We market our automotive parts, automotive hardware, and household hardware under a single corporate umbrella brand - **DORMAN®**. Those products are sold under one of the seven **DORMAN®** sub-brands (**DORMAN®** OE Solutions™, **DORMAN®** HELP!®, **DORMAN®** AutoGrade™, **DORMAN®** Conduct-Tite®, **DORMAN®** FirstStop™, **DORMAN®** Pik-A-Nut®, and **DORMAN®** Scan-Tech®). We market organizational products under our **SYMMETRY™** brand. As a solution driven supplier to all market segments, we distinguish ourselves by having a results oriented customer focus, and first-to-market new product development.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December				
(in thousands, except per share data)	2006 (a)	2005	2004	2003	2002 (b)
Statement of Operations Data:					
Net sales	$295,825	$278,117	$249,526	$222,083	$215,524
Income from operations	26,770	29,776	29,638	24,052	23,133
Net income	13,799	17,077	17,081	13,304	12,357
Earnings per share					
Basic (c)	$ 0.78	$ 0.95	$ 0.97	$ 0.77	$ 0.73
Diluted (c)	$ 0.76	$ 0.93	$ 0.93	$ 0.73	$ 0.69
Balance Sheet Data:					
Total assets	217,758	212,156	195,404	176,606	170,128
Working capital	126,804	115,812	101,585	98,452	91,340
Long-term debt	20,596	27,243	25,714	35,213	44,218
Shareholders' equity	153,843	138,542	125,227	105,985	89,572

(a) Results for 2006 include a $3.2 million non-cash write-down for goodwill impairment ($2.9 million or $0.16 per share) and the write-off of deferred tax benefits ($0.3 million or $0.02 per share).
(b) Results for 2002 include a gain on sale of specialty fastener business of $2,143 ($1,329 after tax or $0.07 per share).
(c) Per share amounts have been retroactively adjusted to reflect a two-for-one stock split of our common stock effective March 28, 2005.


DORMAN
NEW SINCE 1918

WARSAW, KY

At over 360,000 square feet, our Warsaw, Kentucky site is the largest in the Dorman family. The centralized location of our Warsaw site's packaging, production and warehousing capabilities yield reduced transit times, and help lower distribution costs to our customers.

PORTLAND, TN

Aimed at housing the expanding OE Solutions brand of hard parts, our Portland, Tennessee facility was opened in 2006. With over 268,000 square feet of warehouse space and room to grow, this new facility provides additional space for the production of our fastest growing product line.



PACIFIC RIM

Our offices located in Shanghai, China and Pusan, Korea assist in sourcing, product design, product qualification, engineering, vendor qualification, quality control, process improvement and all other forms of vendor management.




6920

BALTIMORE, MD

The Motor Power Industries 83,000 square foot warehouse is located in Baltimore, Maryland. This site contains inventory and distribution capabilities used to service the salvage market nationwide.



COLMAR Corporate Headquarters

Situated in Colmar, Pennsylvania, Dorman's corporate headquarters contains more than 334,000 square feet of office, packaging and warehouse space.



LOUISIANA, MO

With over 90,000 square feet for production, inventory and packaging, our Louisiana, Missouri based Allparts facility supports a full line of brake parts and clutch hydraulics. This site supplies Aftermarket customers under the Dorman FirstStop brand in addition to many private label brake programs.

CANADA

Acquired in 2005, The Automotive Edge brings Dorman a manufacturer already established in the catalytic converter and exhaust parts business. Based in Hagersville, Ontario, this 37,000 square foot facility contributes a familiarity with the Canadian Aftermarket, as well as an ideal distribution location for Dorman parts within Canada.





SWEDEN

Based in Stockholm, Sweden, our Scan-Tech facility serves as the base for our worldwide Saab® and Volvo® replacement parts business. This facility stocks and distributes over 5,000 unique parts.

DORMAN®
NEW SINCE 1918

2006

Thank you for being a shareholder.

Sales grew 6% in 2006, yet earnings (before one time events) were flat for the second straight year. This flatness was disappointing, given our internal plans and stated goal of double digit earnings increase.

Here are our growth plans for 2007:

Grow Sales

New Products: This is the foundation for sales growth as it compensates for mature categories that are often down in sales and net selling price. While we have made significant progress in the number and contribution of new products in the past 3 years, there is still so much more new product opportunity. New systems and better product teams are focused on shortening the time to market, and prioritizing the best ideas. Each product team has a plan to add new products, grow market share, and improve return on investment for us and our customers.

New Customers: Though we have high customer penetration in our core automotive business, there is significant potential to add more customers in Home Products, International, and the traditional brake aftermarket. Our "hit list" by customer is strengthened by a companywide commitment to close the sale.

Market Position: Customers have embraced our initiative to sell products that are only available at the OE dealer. Our OE Solutions line is one of the fastest growing and best received new lines in the aftermarket. Customers that support the program are achieving double digit sales growth and, equally important, improved end user satisfaction and loyalty. "First to Market" is a proven competitive advantage. We will leverage this excitement and awareness by having more customers add new products faster to ensure their "first to market" success.

Stabilize Gross Margin While Leveraging SG&A

Competitive Pressure: Our Gross Margin has declined 2 percentage points over the past two years and will remain under pressure in 2007. This is the result of a combination of many factors: an increasing mix of higher priced hard parts that have lower GM%; price pressure from a consolidating market with larger customers and buying groups; higher excess and obsolete inventory provisions; direct competitors worldwide and indirect competitors such as OE Dealers and Internet sellers; and price elasticity which compels customers to seek lower cost options.

Offsets: We will compensate for this margin pressure in many ways. Our worldwide engineering/sourcing teams are taking out cost while continuously improving quality. It is common to see the influence of at least four different countries in a single product and in most product lines. We are forcing enhancements to the part, packaging, and supply chain while also making the total offering more unique, so the sale is more profitable for us and our customers.

New Systems: We continue to increase investments in new technology to eliminate wasteful selling, general & administrative expenses. For example, our new warehouse management system at the Warsaw plant has reduced the cost of shipping an order, while at the same time increasing speed and accuracy. In 2007 we will begin to implement a product information management system that will enable users to quickly access more and better data, and improve our website for all customers.

Improved Financials

Asset Management: 2006 showed improved cash flow with better inventory management. Our plan is to maintain this rate of inventory turn, and reduce the expense of excess and obsolete inventory with better collaborative forecasting and a more conservative purchase quantity on new products. We expect accounts receivable to grow at manageable levels by creatively working to satisfy customer needs while at the same time not compromising our earnings and total cash flow.

officers & management



Front Row, Left to Right

Fred V. Frigo
Senior Vice President, Operations

David P. Bennis
Vice President, Operations

Mathias J. Barton
Senior Vice President, Chief Financial Officer

Robert G. Castellani
Vice President, National Accounts

Michael B. Kealey
Vice President, Product Management

Penny C. Boyer
Vice President, Human Resources

Kristen V. Bonar
Vice President, Product Management

Dan A. Kennedy
Vice President, Purchasing

Back Row, Left to Right

William J. Hanvey
Vice President, Marketing

Susan K. Wheeler
Vice President, Organizational Development

Thomas J. Knoblauch
Vice President, General Counsel

Steven L. Berman
Executive Vice President, Secretary-Treasurer and Director

Robert L. Calvosa
Vice President, Product Management

Robert R. Eastlake
Vice President, Information Services

Jeffrey L. Darby
Vice President, Traditional and Key Accounts

Back Row, Left to Right (continued)

Donald J. Barry
Senior Vice President, Sales and Marketing

Matthew S. Kohnke
Vice President, Corporate Controller

David A. Lynch
Vice President, International Operations and Logistics

Joseph M. Beretta
Senior Vice President, Product

Richard N. Berman
President, Chief Executive Officer, Chairman of the Board of Directors and Director

Net Debt: We have a conservative capital structure with a very manageable debt level. Our goal is to maintain this position with strong inventory management, accounts receivable increases that are in line with sales growth, and controlled capital spending at levels no greater than depreciation expense. This financial strength is important to our long-term goal of being capable to seize opportunity whether it is a new product line or an acquisition.

Earnings: Our plan for earnings growth in 2007 is challenging but attainable. We will not waver on our commitment to make the business stronger for the long-term. Sometimes the cost of new investments, customer relationships, the short-term risk of new products, continuous promotional support, and developing a bench of new contributors and new facilities can adversely affect earnings. However, by better management of our business, we can blend organic growth with acquisitions, and long term improvements with current earnings.

We must continue to instill confidence in customers that they are partnering with a company that can handle their growth and ever increasing complex demands.

Thank you for your support.

Amidst the uncertainty of the market and the nature of planning one thing remains certain: everyday we do what we believe is best for the long term-growth, strength, and overall success of the business. This clarity of purpose and vision will ultimately drive the results you and we expect. We respect the determination of our contributors who make a difference in everything they do, and look forward to sharing with you the results of our culture of contribution.

Richard Berman
Chairman of the Board,
President and
Chief Executive Officer

Steven Berman
Executive Vice President

OVERVIEW

Dorman Products, Inc. (formerly R&B, Inc.) was incorporated in Pennsylvania in October 1978. As used herein, unless the context otherwise requires, "Dorman", the "Company", "we", "us", or "our" refers to Dorman Products, Inc. and its subsidiaries.

We are a leading supplier of Original Equipment (OE) Dealer "Exclusive" automotive replacement parts, automotive hardware, brake products, and household hardware to the automotive aftermarket and mass merchandise markets. Dorman automotive parts and hardware are marketed under the OE Solutions™, HELP!®, AutoGrade™, First Stop™, Conduct-Tite®, Pik-A-Nut®, and Scan-Tech™ brand names. We design, package and market over 77,000 different automotive replacement parts (including brake parts), fasteners and service line products manufactured to our specifications. Approximately 34% of our parts and 60% of our net sales consist of original equipment dealer "exclusive" parts and fasteners.

Our products are sold under one of the seven Dorman brand names listed above. Our products are sold primarily in the United States through automotive aftermarket retailers (such as AutoZone, Advance and O'Reilly), national, regional and local warehouse distributors (such as Carquest and NAPA), mass merchandisers and salvage yards. Through our Scan-Tech and Hermoff subsidiaries, we are increasing our international distribution of automotive replacement parts, with sales into Canada, Europe, the Middle East and the Far East.

The automotive aftermarket in which we compete has been growing in size; however, the market continues to consolidate. As a result, our customers regularly seek more favorable pricing, product returns and extended payment terms when negotiating with us. While we do our best to avoid such concessions, in some cases pricing concessions have been made, customer payment terms have been extended and returns of product have exceeded historical levels. The product returns and more favorable pricing primarily affect our profit levels while terms extensions generally reduce operating cash flow and require additional capital to finance the business. We expect both of these trends to continue for the foreseeable future. Gross profit margins have declined over the past two years as a result of this pricing pressure. Another contributing factor in our gross profit margin decline is a shift in mix to higher-priced, but lower gross margin products. Both of these trends are expected to continue for the foreseeable future. We have increased our focus on efficiency improvements and product cost reduction initiatives to offset the impact of price pressures.

In addition, we rely on new product development as a way to offset some of these customer demands and as our primary vehicle for growth. As such, new product development is a critical success factor for us. We have invested heavily in resources necessary for us to increase our new product development efforts and to strengthen our relationships with our customers. These investments are primarily in the form of increased product development resources and awareness programs, customer service improvements and increased customer credits and allowances. This has enabled us to provide an expanding array of new product offerings and grow our revenues.

We may experience significant fluctuations from quarter to quarter in our results of operations due to the timing of orders placed by our customers. Generally, the second and third quarters have the highest level of customer orders, but the introduction of new products and product lines to customers may cause significant fluctuations from quarter to quarter.

We operate on a fifty-two, fifty-three week period ending on the last Saturday of the calendar year. The fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 were fifty-two, fifty-three, and fifty-two weeks, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. While forward-looking statements sometimes are presented with numerical specificity, they are based on various assumptions made by management regarding future circumstances over many of which the Company has little or no control. Forward-looking statements may be identified by words including "anticipate", "believe", "estimate", "expect", and similar expressions. The Company cautions readers that forward-looking statements, including, without limitation, those relating to future business prospects, revenues, working capital, liquidity, and income, are subject to certain risks and uncertainties that would cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include but are not limited to competition in the automotive aftermarket industry, concentration of the Company's sales and accounts receivable among a small number of customers, the impact of consolidation in the automotive aftermarket industry, foreign currency fluctuations, dependence on senior management and other risks and factors identified from time to time in the reports the Company files with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

For additional information concerning factors that could cause actual results to differ materially from the information contained in this report, reference is made to the information in Part I, "Item 1A, Risk Factors" of the Company's SEC Form 10-K for fiscal year ended December 30, 2006.

STOCK SPLIT

All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split in the form of a stock dividend of our common stock effective March 28, 2005.

WRITE OFF OF GOODWILL AND DEFERRED TAX ASSET RELATED TO SWEDISH SUBSIDIARY

During the second quarter of fiscal 2006, we assessed the value of the goodwill recorded at our Swedish subsidiary (Scan-Tech) as a result of a review of the Scan-Tech business in response to bad debt charge offs of two large customers and the resulting loss of those customers in the first half of the year. After completing the required analyses, we concluded that the goodwill at the subsidiary was impaired. Accordingly, an impairment charge of approximately $2.9 million, which represented the entire goodwill balance at the subsidiary, was recorded in the consolidated statements of operations. In addition, we recorded a $0.3 million charge to our provision for income taxes to write off deferred tax assets of the subsidiary which were deemed unrealizable.

STOCK PERFORMANCE GRAPH

Below is a line graph comparing, for period from December 29, 2001 to December 31, 2006, the cumulative total shareholder return on our Common Stock with the cumulative total shareholder return on the Automotive Parts & Accessories Peer Group of the Hemscott Group Index and the NASDAQ Market Index. The Automotive Parts & Accessories Peer Group is comprised of 35 public companies and the information was furnished by Hemscott Inc. The graph assumes $100 invested on December 29, 2001 in our Common Stock and each of the indices, and that the dividends were reinvested when and as paid. In calculating the cumulative total shareholder returns, of the companies included are weighted according to the stock market capitalization of such companies.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG DORMAN PRODUCTS, INC., NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX


$400
$350
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Dorman Products, Inc.
NASDAQ Market Index
Hemscott Group Index

Assumes $100 invested on Dec. 29, 2001
Assumes Dividend Reinvested
Fiscal Year Ending Dec. 31, 2006

ACQUISITION

In June 2005, we acquired The Automotive Edge/ Hermoff ("Hermoff") for approximately $1.7 million. The consolidated results include Hermoff since June 1, 2005. We have not presented pro forma results of operations for the years ended December 31, 2005 and December 25, 2004, December 27, 2003, assuming the acquisition had occurred at the beginning of the respective periods, as the results would not have been materially different than actual results for the periods.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. We regularly evaluate our estimates and judgments, including those related to revenue recognition, bad debts, customer credits, inventories, goodwill and income taxes. Estimates and judgments are based upon historical experience and on various other assumptions believed to be accurate and reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements:

Allowance for Doubtful Accounts. The preparation of our financial statements requires us to make estimates of the collectability of our accounts receivable. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. A significant percentage of our accounts receivable have been, and will continue to be, concentrated among a relatively small number of automotive retailers and warehouse distributors in the United States. Our five largest customers accounted for 73% and 77% of net accounts receivable as of December 30, 2006 and December 31, 2005, respectively. A bankruptcy or financial loss associated with a major customer could have a material adverse effect on our sales and operating results.

Revenue Recognition and Allowance for Customer Credits. Revenue is recognized from product sales when goods are shipped, title and risk of loss have been transferred to the customer and collection is reasonably assured. We record estimates for cash discounts, product returns and warranties, discounts and promotional rebates in the period of the sale ("Customer Credits"). The provision for Customer Credits is recorded as a reduction from gross sales and reserves for Customer Credits are shown as a reduction of accounts receivable. Amounts billed to customers for shipping and handling are included in net sales. Costs associated with shipping and handling are included in cost of goods sold. Actual Customer Credits have not differed materially from estimated amounts for each period presented.

Excess and Obsolete Inventory Reserves. We must make estimates of potential future excess and obsolete inventory costs. We provide reserves for discontinued and excess inventory based upon historical demand, forecasted usage, estimated customer requirements and product line updates. We maintain contact with our customer base in order to understand buying patterns, customer preferences and the life cycle of our products. Changes in customer requirements are factored into the reserves as needed.

Goodwill. We follow the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". We employ a discounted cash flow analysis and a market comparable approach in conducting our impairment tests. Cash flows were discounted at 12% and an earnings multiple of 5.6 to 5.85 times EBITDA was used when conducting these tests in 2006. As a result of the impariment test, we wrote-off all of the goodwill of our Swedish subsidiary (Scan-Tech). See Note 1 of the Notes to Consolidated Financial Statements in this report.

Income Taxes. We follow the liability method of accounting for deferred income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for the change in the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income taxes takes into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset takes into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates.

STOCK BASED COMPENSATION

Effective January 1, 2006, we adopted SFAS No. 123(R) and related interpretations and began expensing the grant-date fair value of employee stock options. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for our stock option plans. Accordingly, no compensation expense was recognized in net income for employee stock options for those options granted which had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted SFAS No. 123(R) using the modified prospective transition method and, therefore have not restated prior periods. Under this transition method, compensation cost associated with employee stock options recognized in 2006 includes amortization related to the remaining unvested portion of stock option awards granted prior to January 1, 2006, and amortization related to new awards granted after January 1, 2006. Prior to the adoption of SFAS No. 123(R), we presented tax benefits resulting from stock-based compensation as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of compensation cost recognized in the financial statements be classified as financing cash flows.

Compensation cost is recognized on a straight-line basis over the vesting period during which employees perform related services. The compensation cost charged against income for the year ended December 30, 2006 was $0.5 million before taxes. The compensation cost recognized is classified as selling, general and administrative expense in the consolidated statement of operations.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in our Consolidated Statements of Operations.

	Percentage of Net Sales		
	Year Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	65.0	64.5	62.9
Gross profit	35.0	35.5	37.1
Selling, general and administrative expenses	25.0	24.8	25.2
Goodwill impairment	1.0	–	–
Income from operations	9.0	10.7	11.9
Interest expense, net	0.7	0.9	1.2
Income before taxes	8.3	9.8	10.7
Provision for taxes	3.6	3.7	3.9
Net income	4.7%	6.1%	6.8%

FISCAL YEAR ENDED DECEMBER 30, 2006 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2005

Net sales increased 6% to $295.8 million in 2006 from $278.1 million in 2005. Revenues in 2006 increased primarily as a result of increases in revenue from new products. Results for 2005 include an extra week's sales due to the 53-week year. The loss of an extra week's sales in 2006 was somewhat offset by a full year's sales from the Hermoff acquisition made in June 2005.

Cost of goods sold, as a percentage of sales, increased to 65.0% in 2006 from 64.5% in the prior year. The increase is the result of gross margin reductions in several product lines due to higher customer allowances and selling price reductions due to competitive pressures. We offset a portion of these increased selling price reductions through material cost savings from suppliers.

Selling, general and administrative expenses in 2006 increased 7% to $73.8 million from $69.1 million in 2005. The increase is the result of the addition of a new distribution center in 2006, inflationary cost increases and higher variable costs as a result of our 6% sales increase. Selling, general and administrative expenses in 2006 also include a $0.9 million increase in bad debt expense primarily as a result of the write off of two large Scan-Tech accounts receivable, $0.5 million in additional financing costs associated with accounts receivable sales programs whereby we sell our accounts receivable on a non-recourse basis to financial institutions and $0.5 million in stock option expense under SFAS No. 123(R). These increased costs were partially offset by a $1.3 million reduction in incentive compensation expense in the current year.

As noted above, the Company recorded a $2.9 million charge in the second quarter of 2006 to write off goodwill of its Swedish subsidiary.

Interest expense, net, decreased to $2.3 million in 2006 from $2.6 million in 2005 due to lower overall borrowing levels as cash generated by operations was used to reduce debt levels.

Our effective tax rate increased to 43.7% in 2006 from 37.1% in 2005. The increase is primarily the result of the $2.9 million second quarter goodwill impairment charge which is not tax deductible and therefore had no income tax benefit associated with it. In addition, our 2006 provision for income includes a $0.3 million charge to write off deferred tax assets.

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 25, 2004

Net sales increased 11% to $278.1 million in 2005 from $249.5 million in 2004. Revenues in 2005 were up primarily as a result of continued growth in new product sales. An additional week's sales in 2005 and the June 2005 acquisition of Hermoff accounted for approximately 1% of the sales growth.

Cost of goods sold, as a percentage of net sales, increased from 62.9% in 2004 to 64.5% in 2005. The primary reasons for the increase in cost of goods sold as a percentage of sales were a continued mix shift toward lower margin automotive hard parts and a $1.8 million increase in the provision for excess and slow moving inventory reserves in 2005.

Selling, general and administrative expenses in 2005 increased 10% to $69.1 million from $62.9 million. The expense increase was the result of inflationary cost increases, an increase in variable operating expenses due to sales volume growth and the Company's decision to invest more resources in new product development which resulted in higher spending for product management, purchasing, engineering and quality control in 2005. During 2005, the Company also increased the use of its accounts receivable sale facilities. Financing costs associated with the sale of accounts receivable are recorded as operating expenses and amounted to $1.2 million and $0.3 million in 2005 and 2004, respectively.

Interest expense, net decreased to $2.6 million in 2005 from $2.9 million in 2004 due to lower overall borrowing rates in 2005. The primary reason for the lower borrowing rates was a reduction in the outstanding principal of the Company's 6.81% Senior Notes, which was replaced with revolving credit borrowings at a lower interest rate.

The Company's effective tax rate increased to 37.1% in 2005 from 36.2% in 2004 due to the loss of certain state tax benefits in 2005 as a result of changes in state tax legislation and lower earnings from the Company's Swedish subsidiary where tax rates are lower than the statutory rate in the United States.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our growth through a combination of cash flow from operations, accounts receivable sales programs provided by certain customers and through the issuance of senior indebtedness through our bank credit facility and senior note agreements. At December 30, 2006, working capital was $126.8 million, total long-term debt (including the current portion and revolving credit borrowings) was $29.2 million and shareholders' equity was $153.8 million. Cash and cash equivalents as of December 30, 2006 totaled $5.1 million.

Over the past several years we have extended payment terms to certain customers as a result of customer requests and market demands. These extended terms have resulted in increased accounts receivable levels and significant uses of cash flow. We participate in accounts receivable sales programs with several customers which allow us to sell our accounts receivable on a non-recourse basis to financial institutions to offset the negative cash flow impact of these payment terms extensions. As of December 30, 2006 and December 31, 2005, respectively, we had sold $18.5 million and $23.2 million in accounts receivable under these programs and had removed them from our balance sheets. We expect continued pressure to extend our payment terms for the foreseeable future. Further extensions of customer payment terms will result in additional uses of cash flow or increased costs associated with the sale of accounts receivable.

In July 2006, we amended our revolving credit facility. The amendment increased the size of the total credit facility from $20 million to $30 million and extended the expiration date from June 2007 to June 2008. Borrowings under the facility are on an unsecured basis with interest at rates ranging from LIBOR plus 65 basis points to LIBOR plus 150 basis points based upon the achievement of certain benchmarks related to the ratio of funded debt to EBITDA. The interest rate at December 30, 2006 was LIBOR plus 85 basis points (6.17%). Borrowings under the facility were $11.5 million as of December 30, 2006. We have approximately $16.5 million available under the facility as December 30, 2006. The loan agreement also contains covenants, the most restrictive of which pertain to net worth and the ratio of debt to EBITDA. We were in compliance with all financial covenants contained in the Notes and Revolving Credit Facility at December 30, 2006.

At December 30, 2006, long-term debt includes $17.2 million in Senior Notes that were originally issued in August 1998, in a private placement on an unsecured basis ("Notes"). The Notes bear a 6.81% fixed interest rate, payable quarterly. Annual principal payments of $8.6 million are due in August 2007 and August 2008. The Notes require, among other things, that we maintain certain financial covenants relating to debt to capital ratios and minimum net worth.

In September 2006, we borrowed $625,000 under a commercial loan granted in connection with the opening of a new distribution facility. The principal balance is paid monthly in equal installments through September 2013. The outstanding balance bears interest at an annual rate of 4% payable monthly. The loan is secured by a letter of credit issued under our revolving credit facility.

Our business activities do not include the use of unconsolidated special purpose entities, and there are no significant business transactions that have not been reflected in the accompanying financial statements.

We have future obligations for debt repayments, future minimum rental and similar commitments under noncancellable operating leases as well as contingent obligations related to outstanding letters of credit. These obligations (in millions) as of December 30, 2006 are summarized in the tables below:

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 year	1-3 years	4-5 years	After 5 years
Long-term borrowings	$29,247	$ 8,651	$20,330	$ 188	$ 78
Estimated interest payments (1)	2,464	1,681	768	14	1
Operating leases	9,546	3,088	3,342	1,225	1,891
	$41,257	$13,420	$24,440	$ 1,427	$1,970

(1) These amounts represent future interest payments related to our existing debt obligations based on fixed and variable interest rates specified in the underlying loan agreements. Payments related to variable debt are based on interest rates and outstanding balances as of December 30, 2006. The amounts do not assume the refinancing or replacement of such debt.

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Total Amounts Committed	Less Than 1 year	1-3 years	4-5 years	Over 5 years
Letters of credit	$ 1,998	$ 1,998	$ –	$ –	$ –
	$ 1,998	$ 1,998	$ –	$ –	$ –

We reported a net source of cash flow from our operating activities of $16.7 million in fiscal 2006. Net income, depreciation and a $8.7 million decrease in inventory were the primary sources of operating cash flow in 2006. Inventory levels declined despite higher sales volumes as a result of our efforts to reduce vendor lead times and more accurately forecast customer demand for our products. The primary use of cash flow was accounts receivable which increased $13.1 million. The increase is the result of a lengthening of payment terms to certain customers, higher sales levels and a $4.7 million reduction in accounts receivable sold under accounts receivable sales programs with several customers.

Investing activities used $7.3 million of cash in fiscal 2006 as a result of additions to property, plant and equipment. Our largest 2006 capital project was the automation and expansion of our central distribution center in Warsaw, Kentucky, which was completed in the third quarter of 2006 at a cost of approximately $7.0 million, most of which was incurred in prior years. Capital spending in 2006 also included tooling associated with new products, purchases of equipment to outfit our new distribution center in Portland, Tennessee, upgrades to information systems, purchases of equipment designed to improve operational efficiencies and scheduled equipment replacements.

Financing activities used $7.2 million in fiscal 2006. The primary use of cash flow was a scheduled $8.6 million repayment of our Senior Notes in August 2006. This repayment was partially funded with $1.4 million in borrowings under our revolving credit facility with the rest coming from operating cash flow.

Based on our current operating plan, we believe that our available sources of capital under our Revolving Credit Agreement, accounts receivable sales programs, and cash generated from operations will be sufficient to meet our ongoing cash needs for the next twelve months.

FOREIGN CURRENCY FLUCTUATIONS

In 2006, approximately 67% of our products were purchased from a variety of foreign countries. The products generally are purchased through purchase orders with the purchase price specified in U.S. dollars. Accordingly, we do not have exposure to fluctuations in the relationship between the dollar and various foreign currencies between the time of execution of the purchase order and payment for the product. However, weakness in the dollar has resulted in some materials price increases and pressure from several foreign suppliers to increase prices further. To the extent that the dollar decreases in value to foreign currencies in the future or the present weakness in the dollar continues for a sustained period of time, the price of the product in dollars for new purchase orders may increase further.

The largest portion of our overseas purchases come from China. The value of the Chinese Yuan has increased relative to the U.S. Dollar over 6% since July 2005 when it was allowed to fluctuate against a basket of currencies. Most experts believe that the value of the Yuan will increase further relative to the U.S. Dollar over the next few years. Such a move would most likely result in an increase in the cost of products that are purchased from China.

IMPACT OF INFLATION

We have experienced increases in the cost of materials and transportation costs as a result of raw materials shortages and commodity price increases. These increases did not have a material impact on us. We believe that further cost increases could potentially be mitigated by passing along price increases to customers or through the use of alternative suppliers or resourcing purchases to other countries, however there can be no assurance that we will be successful in such efforts.

RELATED-PARTY TRANSACTIONS

We have a noncancellable operating lease for our primary operating facility from a partnership in which Richard N. Berman, our Chief Executive Officer, and Steven L. Berman, our Executive Vice President, are partners. Total rental payments in 2006 to the partnership under the lease arrangement were $1.3 million.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the SEC Office of the Chief Accountant and divisions of Corporation Finance and Investment Management released SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believed that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal year 2006. This pronouncement has no effect on our Consolidated Financial Statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating what effect, if any, adoption of SFAS No. 157 will have on the Company's consolidated results of operations and financial position.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes", which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have performed a preliminary assessment of the impact of adopting FIN 48, and do not believe that adoption of this pronouncement will have a material impact on the Company's consolidated financial condition or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our market risk is the potential loss arising from adverse changes in interest rates. With the exception of our revolving credit facility, long-term debt obligations are at fixed interest rates and denominated in U.S. dollars. We manage our interest rate risk by monitoring trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate agreements. Under the terms of our revolving credit facility and customer-sponsored programs to sell accounts receivable, a change in either the lender's base rate or LIBOR would affect the rate at which we could borrow funds under the revolving credit facility. We believe that the effect of any such change would be minimal.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dorman Products, Inc.:

We have audited the accompanying consolidated balance sheets of Dorman Products, Inc. (formerly R&B, Inc.) and subsidiaries (the "Company") as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dorman Products, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*, applying the modified prospective method.

KPMG LLP

Philadelphia, Pennsylvania
March 7, 2007

(in thousands, except per share data)	For the Year Ended December 30, 2006	December 31, 2005	December 25, 2004
Net Sales	$295,825	$278,117	$249,526
Cost of goods sold	192,348	179,253	157,004
Gross profit	103,477	98,864	92,522
Selling, general and administrative expenses	73,810	69,088	62,884
Goodwill Impairment	2,897	–	–
Income from operations	26,770	29,776	29,638
Interest expense, net	2,267	2,615	2,853
Income before income taxes	24,503	27,161	26,785
Income taxes	10,704	10,084	9,704
Net Income	$ 13,799	$ 17,077	$ 17,081
Earnings Per Share:			
Basic	$ 0.78	$ 0.95	$ 0.97
Diluted	$ 0.76	$ 0.93	$ 0.93
Weighted Average Shares Outstanding:			
Basic	17,722	17,914	17,690
Diluted	18,139	18,437	18,368

See accompanying notes to consolidated financial statements.

(in thousands, except share data)	December 30, 2006	December 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,080	$ 2,944
Accounts receivable, less allowance for doubtful accounts and customer credits of $27,601 and $22,728	77,187	64,778
Inventories	67,768	75,535
Deferred income taxes	10,330	9,560
Prepaids and other current assets	1,443	1,545
Total current assets	161,808	154,362
Property, Plant and Equipment, net	27,963	27,473
Goodwill	26,958	29,617
Other Assets	1,029	704
Total	$ 217,758	$ 212,156
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 8,651	$ 8,571
Accounts payable	12,822	14,739
Accrued compensation	6,949	6,727
Other accrued liabilities	6,582	8,513
Total current liabilities	35,004	38,550
Other Long Term Liabilities	–	626
Long-Term Debt	20,596	27,243
Deferred Income Taxes	8,315	7,195
Commitments and Contingencies (Note 10)		
Shareholders' Equity:		
Common stock, par value $.01; authorized 25,000,000 shares; issued and outstanding 17,705,499 and 17,749,583 shares	177	177
Additional paid-in capital	32,956	33,138
Cumulative translation adjustments	2,954	1,270
Retained earnings	117,756	103,957
Total shareholders' equity	153,843	138,542
Total	$ 217,758	$ 212,156

See accompanying notes to consolidated financial statements.

(in thousands, except share data)	Common Stock Shares Issued	Common Stock Par Value	Additional Paid-In Capital	Cumulative Translation Adjustments	Retained Earnings	Total
Balance at December 27, 2003	17,525,988	$175	$33,863	$ 2,148	$ 69,799	$105,985
Common stock issued to Employee Stock Purchase Plan	1,108	-	10	-	-	10
Appreciation on shares redistributed to 401(k) plan	-	-	96	-	-	96
Shares issued under Incentive Stock Plan	344,832	4	62	-	-	66
Tax benefit of stock option exercises	-	-	628	-	-	628
Comprehensive Income: Net income	-	-	-	-	17,081	17,081
Currency translation adjustments	-	-	-	1,361	-	1,361
Total comprehensive income						18,442
Balance at December 25, 2004	17,871,928	179	34,659	3,509	86,880	125,227
Common stock issued to Employee Stock Purchase Plan	709	-	7	-	-	7
Appreciation on shares redistributed to 401(k) plan	-	-	191	-	-	191
Shares issued under Incentive Stock Plan	66,955	-	105	-	-	105
Tax benefit of stock option exercise	-	-	247	-	-	247
Purchase and cancellation of common stock	(190,009)	(2)	(2,071)	-	-	(2,073)
Comprehensive Income: Net income	-	-	-	-	17,077	17,077
Currency translation adjustments	-	-	-	(2,239)	-	(2,239)
Total comprehensive income						14,838
Balance at December 31, 2005	17,749,583	177	33,138	1,270	103,957	138,542
Common stock issued to Employee Stock Purchase Plan	952	-	8	-	-	8
Shares issued under Incentive Stock Plan	34,017	-	134	-	-	134
Tax benefit of stock option exercises	-	-	17	-	-	17
Purchase and cancellation of common stock	(79,053)	-	(829)	-	-	(829)
Compensation expense on stock option issuance	-	-	488	-	-	488
Comprehensive Income: Net income	-	-	-	-	13,799	13,799
Currency translation adjustments	-	-	-	1,684	-	1,684
Total comprehensive income						15,483
Balance at December 30, 2006	17,705,499	$177	$32,956	$ 2,954	$117,756	$153,843

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended		
(in thousands)	December 30, 2006	December 31, 2005	December 25, 2004
Cash Flows from Operating Activities:			
Net income	$ 13,799	$ 17,077	$17,081
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	6,824	5,774	4,545
Goodwill impairment	2,897	-	-
Provision for doubtful accounts	1,164	233	110
Provision for deferred income tax	365	(473)	916
Provision for non-cash stock compensation	488	-	-
Changes in assets and liabilities:			
Accounts receivable	(13,096)	(4,192)	(16,391)
Inventories	8,667	(12,261)	(9,669)
Prepaids and other current assets	152	9	(148)
Other assets	(380)	8	66
Accounts payable	(1,941)	(888)	5,380
Accrued compensation and other liabilities	(2,288)	(91)	1,976
Cash provided by operating activities	16,651	5,196	3,866
Cash Flows from Investing Activities:			
Property, plant and equipment additions	(7,278)	(7,220)	(12,801)
Purchase of short-term investments	-	-	(4,821)
Proceeds from maturities of short-term investments	-	-	14,726
Business acquisition, net of cash acquired	-	(1,680)	-
Cash used in investing activities	(7,278)	(8,900)	(2,896)
Cash Flows from Financing Activities:			
Repayment of long-term debt obligations	(8,592)	(9,071)	(9,071)
Proceeds from promissory note	625	-	-
Net proceeds from revolving credit facility	1,400	10,100	-
Proceeds from exercise of stock options	159	93	76
Purchase and cancellation of common stock	(829)	(1,626)	-
Cash used in financing activities	(7,237)	(504)	(8,995)
Net Increase (Decrease) in Cash and Cash Equivalents	2,136	(4,208)	(8,025)
Cash and Cash Equivalents, Beginning of Year	2,944	7,152	15,177
Cash and Cash Equivalents, End of Year	$ 5,080	$ 2,944	$ 7,152
Supplemental Cash Flow Information			
Cash paid for interest expense	$ 2,287	$ 2,569	$ 2,994
Cash paid for income taxes	$ 10,558	$ 9,246	$ 8,418

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

We are a leading supplier of OE Dealer "Exclusive" automotive replacement parts, automotive hardware, brake products and household hardware to the Automotive Aftermarket and Mass Merchandise markets. Dorman automotive parts and hardware are marketed under the OE Solutions™, HELP!®, AutoGrade™, First Stop™, Conduct-Tite®, and Pik-A-Nut® brand names.

We operate on a fifty-two, fifty-three week period ending on the last Saturday of the calendar year. The fiscal years ended December 30, 2006, December 31, 2005, and December 25, 2004 are fifty-two, fifty-three, and fifty-two weeks, respectively.

Certain prior year amounts have been reclassified to conform with current year presentation.

Principles of Consolidation. The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Sales of Accounts Receivable. We have entered into several customer sponsored programs administered by unrelated financial institutions that permit us to sell, without recourse, certain accounts receivable at discounted rates to the financial institutions. We do not retain any servicing requirements for these accounts receivable. Transactions under these agreements are accounted for as sales of accounts receivable following the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-Replacement of FASB Statement 125". At December 30, 2006 and December 31, 2005, $18.5 million and $23.2 million of accounts receivable were sold and removed from the consolidated balance sheets, respectively, based upon standard payment terms. Selling, general and administrative expenses include $1.7 million, $1.2 million, and $0.3 million in 2006, 2005 and 2004, respectively, in financing costs associated with these accounts receivable sales programs.

Inventories. Inventories are stated at the lower of average cost or market. We provide reserves for discontinued and excess inventory based upon historical demand, forecasted usage, estimated customer requirements and product line updates.

Property and Depreciation. Property, plant and equipment are recorded at cost and depreciated over their estimated useful lives, which range from three to thirty-nine years, using the straight-line method for financial statement reporting purposes and accelerated methods for income tax purposes.

Estimated useful lives by major asset category are as follows:

Buildings	3 to 39	years
Machinery, equipment and tooling	3 to 10	years
Furniture, fixtures and leasehold improvements	3 to 15	years

The costs of maintenance and repairs are expensed as incurred. Renewals and betterments are capitalized. Gains and losses on disposals are included in operating results.

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. We did not record any asset impairment charges in fiscal 2006, 2005, or 2004.

Goodwill. We follow the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". We employ a discounted cash flow analysis and a market comparable approach in conducting our impairment tests. Cash flows were discounted at 12% and an earnings multiple of 5.6 to 5.85 times EBITDA was used when conducting these tests.

During the second quarter of fiscal year 2006, we assessed the value of the goodwill recorded at our Swedish subsidiary Scan-Tech Sweden AB (Scan-Tech) as a result of a review of the Scan-Tech business in response to bad debt charge offs at two large customers and the resulting loss of those customers in the first half of the year. After completing the required analyses, we concluded that the goodwill balance existing at the subsidiary was impaired. Accordingly, an impairment charge of approximately $2.9 million, which represents the entire goodwill balance at the subsidiary, was recorded in the consolidated statements of operations. In addition, the Company recorded a $0.3 million charge to its provision for income taxes to write off deferred tax assets of the subsidiary which it deemed unrealizable. We have completed the impairment tests for the remaining goodwill during the fourth quarter, which did not result in an impairment charge.

Other Assets. Other assets consist of deposits; costs incurred for the preparation and printing of product catalogs, which are capitalized and amortized upon distribution; and deferred financing costs, which are capitalized and amortized over the term of the related financing agreement.

Research and Development. Research and development costs are expensed as incurred. Research and development costs totaling $2.2 million in 2006, $1.9 million in 2005 and $1.5 million in 2004 have been recorded in selling, general and administrative expenses.

Foreign Currency Translation. Assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the rate of exchange prevailing at the end of the year. Income statement accounts are translated at the average exchange rate prevailing during the year. Translation adjustments resulting from this process are recorded directly in shareholders' equity.

Concentrations of Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. All cash equivalents are managed within established guidelines which limit the amount which may be invested with one issuer. A significant percentage of our accounts receivable have been, and will continue to be, concentrated among a relatively small number of automotive retailers and warehouse distributors in the United States. Our five largest customers accounted for 73% and 77% of net accounts receivable as of December 30, 2006 and December 31, 2005, respectively. We continually monitor the credit terms and credit limits to these and other customers.

Fair Value Disclosures. The carrying value of financial instruments such as cash, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair value based on the short-term nature of these instruments. Based on borrowing rates currently available to us for loans with similar terms and average maturities, the fair value of total long-term debt was $29.7 million and $36.6 million at December 30, 2006 and December 31, 2005, respectively.

Income Taxes. We follow the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

Stock Dividend. All prior period common stock and applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split of our Common Stock effective March 28, 2005.

Revenue Recognition. Revenue is recognized from product sales when goods are shipped, title and risk of loss have been transferred to the customer and collection is reasonably assured. We record estimates for cash discounts, product returns and warranties, discounts and promotional rebates in the period of the sale ("Customer Credits"). The provision for Customer Credits is recorded as a reduction from gross sales and reserves for Customer Credits are shown as a reduction of accounts receivable. Amounts billed to customers for shipping and handling are included in net sales. Costs associated with shipping and handling are included in cost of goods sold. Actual Customer Credits have not differed materially from estimated amounts for each period presented.

Earnings Per Share. The following table sets forth the computation of basic earnings per share and diluted earnings per share for the three years ended December 30, 2006:

(in thousands, except per share data)	2006	2005	2004
Numerator:			
Net income	$13,799	$17,077	$17,081
Denominator:			
Weighted average shares outstanding used in basic earnings per share calculation	17,722	17,914	17,690
Effect of dilutive stock options	417	523	678
Adjusted weighted average shares outstanding for diluted earnings per share	18,139	18,437	18,368
Basic earnings per share	$ 0.78	$ 0.95	$ 0.97
Diluted earnings per share	$ 0.76	$ 0.93	$ 0.93

Options to purchase 163,500 and 103,500 shares were outstanding at December 30, 2006 and December 31, 2005, respectively, but were not included in the computation of diluted earnings per share, as their effect would have been antidilutive. No outstanding options at December 25, 2004 were excluded from the computation of diluted earnings per share.

Stock-Based Compensation. At December 30, 2006, we had one stock-based employee compensation plan, which is described more fully in Note 11. Effective January 1, 2006, we adopted SFAS No. 123 (R) "Share-Based Payment" and related interpretations using the modified prospective transition method, and therefore, have not restated prior periods. Under the modified prospective method, we are required to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption. The fair values of all stock options granted by the Company are determined using the Black-Scholes model.

Product Warranties. We warrant our products against certain defects in material and workmanship when used as designed on the vehicle on which it was originally installed. We offer a one year, two year, or limited lifetime warranty depending on the product type. All warranties limit the customer's remedy to the repair or replacement of the part that is defective. We record estimates for product warranty costs in the period of sale. Estimated warranty costs are based upon actual experience and forecasts using the best historical and current claim information available. Warranty expense for fiscal 2006, 2005 and 2004 was $ 0.4 million, $0.2 million and $0.1 million, respectively.

2. Inventories

Inventories include the cost of material, freight, direct labor and overhead utilized in the processing of our products. Inventories were as follows:

(in thousands)	December 30, 2006	December 31, 2005
Bulk product	$27,555	$30,548
Finished product	37,407	42,317
Packaging materials	2,806	2,670
Total	$67,768	$75,535

Included in finished product is $1.0 million and $2.0 million in inventory held on consignment as of December 30, 2006 and December 31, 2005, respectively.

3. Property, Plant and Equipment

Property, plant and equipment consists of the following:

(in thousands)	December 30, 2006	December 31, 2005
Property under capitalized leases	$ 2,302	$ 2,302
Buildings	11,159	11,165
Machinery, equipment and tooling	31,494	28,279
Furniture, fixtures and leasehold improvements	3,969	3,626
Computer and other equipment	27,408	27,195
Total	76,332	72,567
Less-accumulated depreciation	(48,369)	(45,094)
Property, plant and equipment, net	$27,963	$27,473

4. Goodwill

In June 2005, we acquired The Automotive Edge/Hermoff (Hermoff) for approximately $1.7 million. The consolidated results include Hermoff since June 1, 2005. The Company has not presented pro forma results of operations for the years ended December 31, 2005 and December 25, 2004, assuming the acquisition had occurred at the beginning of the respective periods, as these results would not have been materially different than actual results for the periods.

Goodwill activity during the year ended December 30, 2006 is as follows (in thousands):

Balance, December 31, 2005	$29,617
Goodwill impairment	(2,897)
Acquisition adjustments	125
Translation	113
Balance, December 30, 2006	$26,958

5. Long-Term Debt

Long-term debt consists of the following:

(in thousands)	December 30, 2006	December 31, 2005
Senior notes	$ 17,143	$ 25,714
Bank credit facility	11,500	10,100
Promissory Note	604	–
Total	29,247	35,814
Less: Current portion	(8,651)	(8,571)
Total long-term debt	$ 20,596	$ 27,243

Senior Notes. The Senior Notes bear a 6.81% fixed interest rate, payable quarterly. Annual principal repayments at the rate of $8.6 million are due each August through 2008. Terms of the Note Purchase Agreement require, among other things, that we maintain certain financial covenants relating to debt to capital ratios and minimum net worth.

Bank Credit Facility. In July 2006, we amended our existing Revolving Credit Facility. The amendment increased the size of the total credit facility from $20 million to $30 million and extended the expiration date from June 2007 to June 2008. Borrowings under the facility are on an unsecured basis with interest at rates ranging from LIBOR plus 65 basis points to LIBOR plus 150 basis points based upon the achievement of certain benchmarks related to the ratio of funded debt to EBITDA. The interest rate at December 30, 2006 was LIBOR plus 85 basis points (6.17%). The loan agreement also contains covenants, the most restrictive of which pertain to net worth and the ratio of debt to EBITDA.

The average amount outstanding under the Revolving Credit Facility was $9.1 million and $5.6 million during 2006 and 2005, respectively. The maximum amount outstanding in 2006 and 2005 was $17.8 million and $13.7 million, respectively.

Promissory Note. In September 2006, we borrowed $625,000 under a commercial loan agreement in connection with the opening of a new distribution facility. The principal balance is paid in monthly installments through September 2013. The outstanding balance bears interest at an annual rate of 4% payable monthly. The loan is secured by a letter of credit issued under our Revolving Credit Facility.

We are in compliance with all financial covenants contained in the Senior Notes and Revolving Credit Facility.

Aggregate annual principal payments applicable to long-term debt obligations as of December 30, 2006 are as follows:

(in thousands)	
2007	$ 8,651
2008	20,154
2009	86
2010	90
Thereafter	266
Total	$29,247

6. Operating Lease Commitments and Rent Expense

We lease certain equipment, automobiles and operating facilities, including our primary operating facility which is leased from a partnership described in Note 7, under noncancelable operating leases. Approximate future minimum rental payments under these leases are summarized as follows:

(in thousands)	
2007	$3,088
2008	1,274
2009	1,267
2010	801
2011	614
Thereafter	2,502
Total	$9,546

Rent expense was $4.3 million in 2006, $3.1 million in 2005 and $2.9 million in 2004.

7. Related Party Transactions

We have a noncancelable operating lease for our primary operating facility from a partnership in which our Chief Executive Officer and Executive Vice President are partners. Total rental payments each year to the partnership under the lease arrangement were $1.3 million in 2006 and 2005, and $1.2 million in 2004. The lease is due to expire on December 31, 2007. We are currently pursuing renewal of the lease agreement.

8. Income Taxes

The components of the income tax provision (benefit) are as follows:

(in thousands)	2006	2005	2004
Current:			
Federal	$ 9,118	$ 9,327	$7,621
State	1,015	893	517
Foreign	206	337	650
	10,339	10,557	8,788
Deferred:			
Federal	285	(354)	857
State	(84)	(34)	59
Foreign	164	(85)	-
	365	(473)	916
Total	$10,704	$10,084	$9,704

The following is a reconciliation of income taxes at the statutory tax rate to the Company's effective tax rate:

	2006	2005	2004
Federal taxes at statutory rate	35.0%	35.0%	35.0%
State taxes, net of Federal tax benefit	2.5%	2.1%	1.4%
Goodwill impairment	4.1%	–	–
Deferred tax write-off	1.3%	-	–
Stock based compensation	0.5%	-	–
Other	0.3%	-	(0.2%)
Effective tax rate	43.7%	37.1%	36.2%

Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of temporary differences are as follows:

(in thousands)	December 30, 2006	December 31, 2005
Assets:		
Inventories	$ 4,593	$3,985
Accounts receivable	4,203	3,476
Accrued expenses and other	1,401	2,082
Gross deferred tax assets	10,197	9,543
Liabilities:		
Depreciation	1,141	1,381
Goodwill	7,041	5,797
Gross deferred tax liabilities	8,182	7,178
Net deferred tax assets	$ 2,015	$2,365

Based on our history of taxable income and our projection of future earnings, we believe that it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the net deferred tax assets.

As of December 30, 2006, we have not provided taxes on unremitted foreign earnings from our foreign affiliate of approximately $10 million that are intended to be indefinitely reinvested in operations and expansion outside the United States. An estimated $1.3 million in U.S. income and foreign withholding taxes would be due if the earnings were remitted as dividends.

9. Business Segments

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we have determined that our business comprises a single reportable operating segment, namely, the sale of replacement parts for the automotive aftermarket.

During 2006, three customers each accounted for more than 10% of net sales and in the aggregate accounted for 40% of net sales. During 2005 and 2004, two customers each accounted for more than 10% of net sales and in the aggregate accounted for 31% and 34% of net sales, respectively. Net sales to countries outside the US, primarily to Europe and Canada in 2006, 2005 and 2004 were $25.6 million, $22.8 million and $23.1 million, respectively.

10. Commitments and Contingencies

Shareholder Agreement. A shareholder agreement was entered into in September 1990 and amended and restated on July 1, 2006. Under the agreement, each of Richard Berman, Steven Berman, Jordan Berman, Marc Berman and Fred Berman has granted the others of them rights of first refusal, exercisable on a pro rata basis or in such other proportions as the exercising shareholders may agree, to purchase shares of our common stock which any of them, or upon their deaths their respective estates, proposes to sell to third parties. We have agreed with these shareholders that, upon their deaths, to the extent that any of their shares are not purchased by any of these surviving shareholders and may not be sold without registration under the Securities Exchange Act of 1933, as amended (the "1933 Act"), we will use our best efforts to cause those shares to be registered under the 1933 Act. The expenses of any such registration will be borne by the estate of the deceased shareholder.

Legal Proceedings. We are party to certain legal proceedings and claims arising in the normal course of business. We believe that the disposition of these matters will not have a material adverse effect on our consolidated financial position or results of operations.

11. Capital Stock

Stock Dividend. On February 24, 2005, our Board of Directors approved a two-for-one split of our common stock, payable in the form of a stock dividend of one share for each share held. The Board set March 15, 2005 as the record date for the determination of the shareholders entitled to receive the additional shares. The shares were distributed to the shareholders of record on March 28, 2005. All earnings per share and common stock information is presented as if the stock split occurred prior to the earliest year included in these consolidated financial statements.

Purchase and cancellation of common stock. We periodically repurchase and cancel common stock issued to our defined contribution profit sharing and 401(k) plan. During 2006 and 2005, our board of directors approved the cancellation of 79,053 and 190,009 shares of common stock, respectively.

Undesignated Stock. We have 75,000,000 shares authorized of undesignated capital stock for future issuance. The designation, rights and preferences of such shares will be determined by our Board of Directors.

Control by Officers, Directors and Family Members. As of March 1, 2006, Richard N. Berman and Steven L. Berman, who are officers and directors of the Company, their father and their brothers beneficially own 42% of the outstanding Common Stock and are able to elect our Board of Directors, determine the outcome of most corporate actions requiring shareholder approval and control our policies.

Incentive Stock Option Plan. Effective on May 18, 2000, we amended and restated our Incentive Stock Option Plan (the "Plan"). Under the terms of the Plan, our Board of Directors may grant incentive stock options and non-qualified stock options or combinations thereof to purchase up to 2,345,000 shares of common stock to officers, directors and employees. Grants under the Plan must be made within 10 years of the plan amendment date and are exercisable at the discretion of the Board of Directors but in no event more than 10 years from the date of grant. At December 30, 2006, options to acquire 275,760 shares were available for grant under the Plan.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) and related interpretations and began expensing the grant-date fair value of employee stock options. Prior to January 1, 2006, the Company applied Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for the Plan. Accordingly, no compensation expense was recognized in net income for employee stock options for those options granted which had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS No. 123(R) using the modified prospective transition method and therefore has not restated prior periods. Under this transition method, compensation cost associated with employee stock options recognized in 2006 includes amortization related to the remaining unvested portion of stock option awards granted prior to January 1, 2006, and amortization related to new awards granted after January 1, 2006. Prior to the adoption of SFAS No. 123(R), the Company presented tax benefits resulting from stock-based compensation as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of compensation cost recognized in the financial statements be classified as financing cash flows.

Compensation cost is recognized on a straight-line basis over the vesting period during which employees perform related services. The compensation cost charged against income for the year ended December 30, 2006 was $488,000 before taxes. The compensation cost recognized is classified as selling, general and administrative expense in the consolidated statement of operations. No cost was capitalized during fiscal 2006. The Company included a forfeiture assumption of 2.6% in the calculation of expense.

The fair value of options granted in 2006 was estimated using the Black-Scholes option valuation model that used the weighted average assumptions noted in the table below. Expected volatility and expected dividend yield are based on the actual historical experience of the Company's common stock. The expected life represents the period of time that options granted are expected to be outstanding and was calculated using the simplified method prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107. The risk-free rate is based on the U.S. Treasury security with terms equal to the expected time of exercise as of the grant date.

Expected dividend yield	0%
Expected stock price volatility	45%
Risk–free interest rate	4.5%
Expected life of options	6.5 years

The weighted-average grant-date fair value of options granted during 2006 was $4.95 per option.

Transactions under the Plan for the three years ended December 30, 2006 were as follows:

	Shares	Option Price per Share	Weighted Average Price	Weighted Average Remaining Term (years)	Aggregate Intrinsic Value
Balance at December 27, 2003	1,297,292	$ 0.50 - $7.14	$2.48		
Granted	120,000	8.01 - 9.73	8.23		
Exercised	(386,692)	0.50 - 5.08	1.39		
Cancelled	(108,000)	5.08	5.08		
Balance at December 25, 2004	922,600	0.50 - 9.73	3.39		
Granted	153,500	11.10 - 12.48	12.03		
Exercised	(71,884)	0.50 - 7.14	2.14		
Cancelled	(9,000)	0.50 - 6.36	4.41		
Balance at December 31, 2005	995,216	0.50 - 12.48	4.80		
Granted	45,000	9.15 - 10.10	9.68		
Exercised	(35,066)	0.50 - 9.73	3.83		
Cancelled	(23,200)	0.94 - 9.73	8.94		
Balance at December 30, 2006	981,950	$0.50 - $12.48	$4.96	5.8	5,764,000
Options exercisable at December 30, 2006	626,350	$0.50 - $12.48	$2.61	4.8	5,149,000

The total intrinsic value of stock options exercised during 2006 was $231,000.

As of December 30, 2006, there was approximately $1.2 million of unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of approximately 2.9 years.

Cash received from option exercises during 2006 was $134,000. The total tax benefit generated from options which were exercised during 2006 was approximately $26,000 and was credited to additional paid in capital.

The following table summarizes information concerning currently outstanding and exercisable options at December 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.50 - $1.50	456,500	4.1	$ 1.24	456,500	$ 1.24
$2.85 - $4.00	64,000	5.4	$ 3.93	46,800	$ 3.90
$5.08 - $7.14	172,950	6.7	$ 6.13	102,350	$ 6.13
$8.01 - $9.73	135,000	8.5	$ 7.77	-	-
$11.10 - $12.48	153,500	8.2	$12.03	20,700	$ 12.48
	981,950		$ 4.96	626,350	$ 2.61

Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees", and related interpretations in accounting for the plan. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of our stock and the exercise price of the option.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended	
(in thousands, except per share data)	2005	2004
Net Income:		
Net income, as reported	$17,077	$17,081
Less: Stock-based employee compensation net of related tax effects, determined under fair based method for all awards	(281)	(148)
Net income, pro forma	$16,796	$16,933
Earnings per share:		
Basic - as reported	$ 0.95	$ 0.97
Basic - pro forma	$ 0.94	$ 0.96
Diluted - as reported	$ 0.93	$ 0.93
Diluted - pro forma	$ 0.91	$ 0.92

The weighted average fair value of options granted in 2005 and 2004 was $6.54 and $4.67, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected dividend yield	0%	0%
Expected stock price volatility	46%	51%
Risk-free interest rate	3.9%	3.6%
Expected life of option	7.5 years	7.5 years

Employee Stock Purchase Plan. In March 1992, our Board of Directors adopted the Employee Stock Purchase Plan which was subsequently approved by the shareholders. The Plan permits the granting of options to purchase up to 600,000 shares of common stock by our employees. In any given year, employees may purchase up to 4% of their annual compensation, with the option price set at 85% of the fair market value of the stock on the date of exercise. All options granted during any year expire on the last day of the fiscal year. During 2006, optionees had exercised rights to purchase 952 shares at prices from $8.63 to $9.38 per share for total net proceeds of $8,000.

401(k) Retirement Plan. We maintain a defined contribution profit sharing and 401(k) plan covering substantially all of our employees as of December 30, 2006. Annual contributions under the plan are determined by our Board of Directors. Consolidated expense related to the plan was $1,095,000, $665,000, and $865,000 in fiscal 2006, 2005 and 2004, respectively.

12. Accounting Pronouncements

In September 2006, the SEC Office of the Chief Accountant and divisions of Corporation Finance and Investment Management released SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal year 2006. This pronouncement had no effect on our Consolidated Financial Statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating what effect, if any, adoption of SFAS No. 157 will have on the Company's consolidated results of operations and financial position.

In June 2006, FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes", which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We have performed a preliminary assessment of the impact of adopting FIN 48, and do not believe that adoption of this pronouncement will have a material impact on the Company's consolidated financial condition or results of operations.

QUARTERLY RESULTS OF OPEARATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended December 30, 2006 and December 31, 2005:

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	2006			
Net sales	$68,865	$74,187	$74,891	$77,882
Income from operations	6,030	4,457	7,807	8,476
Net income	3,420	916	4,549	4,914
Diluted earnings per share	0.19	0.05	0.25	0.27
	2005			
Net sales	$61,231	$68,611	$73,783	$74,492
Income from operations	6,070	8,018	8,009	7,679
Net income	3,454	4,628	4,613	4,382
Diluted earnings per share	0.19	0.25	0.25	0.24

COMMON STOCK PRICES

Our shares of common stock are traded publicly in the over-the-counter market on the NASDAQ system. At March 1, 2007 there were 154 holders of record of common stock, representing more than 1,400 beneficial owners. The last price for our common stock on March 1, 2007, as reported by NASDAQ, was $11.28 per share. Since our initial public offering, we have paid no cash dividends. We do not presently contemplate paying any such dividends in the foreseeable future. The range of high and low sales prices for our common stock for each quarterly period of 2006 and 2005 are as follows:

	2006		2005 (1)	
	High	Low	High	Low
First Quarter	$11.36	$ 9.15	$13.75	$12.03
Second Quarter	11.78	9.90	14.46	10.00
Third Quarter	12.81	9.99	14.50	9.04
Fourth Quarter	10.83	9.95	12.62	9.35

(1) Amounts have been restated to reflect a two-for-one split of the Company's common stock on March 28, 2005.

SHAREHOLDER INFORMATION

Stock Listing
The common stock of Dorman Products, Inc. is traded on the over-the-counter market on the NASDAQ National Market System under the symbol DORM.

Number of Shareholders
At March 1, 2007, there were 154 holders of record of common stock, representing more than 1,400 beneficial owners.

Transfer Agent
Stocktrans, Inc.
44 West Lancaster Ave.
Ardmore, PA 19003

Auditors
KPMG LLP
1601 Market St.
Philadelphia, PA 19103

For More Information Contact:
Investor Relations
Dorman Products, Inc.
3400 E. Walnut Street
Colmar, PA 18915-1800
Phone: 215-997-1800, Ext. 5451
FAX: 215-997-1741
Web Site: www.dormanproducts.com
E-mail Address:
Investor.Rel@dormanproducts.com

Recent financial data, press releases, reports filed with The Securities and Exchange Commission, corporate governance and historical information are available on the Dorman Products home page located at www.dormanproducts.com. If you wish to be added to our E-mail list, visit our home page or contact Investor Relations.

DIRECTORS & EXECUTIVE OFFICERS

Donald J. Barry
Senior Vice President, Sales and Trade Marketing

Mathias J. Barton
Senior Vice President, Chief Financial Officer

Joseph M. Beretta
Senior Vice President, Product

Richard N. Berman
President, Chief Executive Officer, Chairman of the Board of Directors and Director

Steven L. Berman
Executive Vice President, Secretary-Treasurer and Director

George L. Bernstein
Director

John F. Creamer, Jr.
Director

Fred Frigo
Senior Vice President, Operations

Thomas J. Knoblauch
Vice President, Assistant Secretary and General Counsel

Paul R. Lederer
Director

Edgar W. Levin
Director

DORMAN®
3400 East Walnut Street
P.O. Box 1800
Colmar, PA 18915-1800
215-997-1800
www.DormanProducts.com

END